EXHIBIT 99.1

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at November 14, 2007, and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the three and six months ended September 30, 2007 and 2006, and with the audited consolidated financial statements and notes thereto of the Company for the year ended March 31, 2007. These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and it’s Annual Information Form on Form 20-F for the year ended March 31, 2007 filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company participating in a joint venture (the “Gahcho Kué Joint Venture”) exploring and permitting a diamond deposit located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% (see “Camphor Take-Over Bid” below) interest in the Gahcho Kué Joint Venture over certain AK leases located in the NWT.  The Company and its partner, Camphor Ventures Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. If called on to fully fund a definitive feasibility study, De Beers Canada can increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine’s construction, De Beers Canada can increase its interest to 60 percent following the commencement of commercial production.

The Gahcho Kué Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalised to date.

Camphor Take-Over Bid

On February 7, 2007, the Company entered into a support agreement (the “Support Agreement”) with Camphor Ventures Inc. (“Camphor” or “CFV”) pursuant to which the Company, subject to certain conditions, made an offer (the "Offer") to acquire all of the outstanding securities of Camphor, namely:  (i) all issued and outstanding common shares of Camphor (collectively, the "CFV Common Shares"); and (ii) all securities granting a right to a holder thereof to purchase or otherwise acquire common shares of Camphor (collectively, the "CFV Convertible Securities").

MPV offered to acquire: (i) all of the issued and outstanding Camphor Common Shares tendered up to the expiry of the Offer (March 30, 2007), on the basis of 0.41 Mountain Province common share for each Camphor Common Share (the "Exchange Ratio"); and (ii) all issued and outstanding CFV Convertible Securities on the basis of 0.41 Mountain Province convertible security for each Camphor Convertible Security, where one whole Mountain Province convertible security will entitle the holder thereof to purchase one Mountain Province common share on a basis equivalent to that set out in the Camphor Convertible Security, having regard to the Exchange Ratio.

On February 23, 2007, the Company and Camphor jointly mailed offering documents, together with Camphor’s Directors’ Circular supporting the Offer, to the shareholders of Camphor in connection with the Offer described above.

As at June 20, 2007, the Company owns 100% of Camphor, and therefore Camphor’s 4.1% interest in the Gahcho Kué Joint Venture.

Project Technical Study

The Gahcho Kué Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake in Canada’s Northwest Territories. This study was of sufficient detail to allow the Gahcho Kué project to advance to mine permitting.

The final results of the study were presented to the Company in June 2005. Based on the results, the Gahcho Kué Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review is continuing.

Exploration

In January 2006, the Company announced details of the advanced exploration program at the Gahcho Kué Diamond project. The focus of the program, which is being managed by the project operator De Beers Canada, was to upgrade the diamond resource of the North Lobe of the 5034 kimberlite pipe to the “indicated mineral resource” category; improve the Joint Venture’s understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the operator. Twenty-five of 31 planned core drill holes were completed.

Starting in the summer of 2006, the project operator, De Beers Canada, commenced a summer core drilling program. Six additional core drill holes were completed, bringing the total number of core drill holes completed in 2006 to 31.   The results of the core drilling program were announced in January 2007.

In December 2006, the Company was advised by the project operator, De Beers Canada, that the Tuzo and 5034 North Lobe bulk sampling programs previously considered for 2007 were delayed until 2008.  No suitable drilling operator was willing to undertake the large diameter drilling program during 2007.

De Beers Canada, operator of the Gahcho Kué Joint Venture, has provided the following summary of the Gahcho Kué project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)
5034	Indicated	8,715,000	13,943,000	160
	Inferred	4,921,000	8,366,000	170
Hearne	Indicated	5,678,000	9,676,000	170
	Inferred	1,546,000	2,373,000	153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated	14,392,000	23,619,000	164
	Inferred	17,017,000	22,890,000	135

1. Resource cut-off is 1.5mm

The Joint Venture undertook an extensive core drilling program at the Tuzo kimberlite over the winter of 2006/2007 as part of a $30.8 million 2007 budget for the Gahcho Kué project.  The Tuzo core drilling program, which comprised 26 drill holes over 8,576 meters broadly covering a 35 meter grid pattern over the Tuzo kimberlite pipe, was designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource.  Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths. The results from the core drilling program are expected to be adequate to upgrade the Tuzo geological model in early 2008.

The 2007 Tuzo winter core drilling program was completed in mid-April 2007, and was considered to be successful.  Preliminary results of the drill program indicate substantial flaring to depth of the Tuzo kimberlite. In addition, four of six deep (400 meter) drill holes terminated in kimberlite confirming substantial flaring and continuity of the Tuzo kimberlite to depth.

In addition, a five-hole core drilling program between the North and East lobes of the 5034 kimberlite was also completed successfully confirming the continuity of the kimberlite between the two lobes. According to De Beers Canada, confirmation of the kimberlite continuity provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.

On November 6, 2007, the Company announced the results of the 2007 core drilling program. The micro-diamond results from both the Tuzo core drilling program, and the 5034 East Lobe large diameter drilling program, are contained in Table 1 below.

Table 1

2007 Core Drilling Data

KIMBERLITE PIPE	DRILL HOLE	NUMBER OF SAMPLES	KIMBERLITE WEIGHT (kg)	TOTAL CARATS	DIAMOND COUNT(>500 microns)	DIAMOND COUNT (>75 microns <500 microns)	GRADE (carats per tonne)
5034 East	MPV-07-294C	17	137.16	0.33396	44	822	2.43
5034 East	MPV-07-296C	22	177.39	0.93407	93	1,601	5.27
5034 East	MPV-07-298C	23	186.76	1.01638	78	1,514	5.44
5034 East	MPV-07-303C	23	170.52	1.18237	119	1,625	6.93
5034 East	MPV-07-305C	25	202.67	1.53402	97	2,079	7.57
Tuzo	MPV-07-278C	18	144.94	0.92679	61	646	6.39
Tuzo	MPV-07-279C	29	234.73	0.58303	63	873	2.48
Tuzo	MPV-07-280C	21	139.97	0.48471	36	546	3.46
Tuzo	MPV-07-281C	17	137.03	0.23868	29	328	1.74
Tuzo	MPV-07-282C	14	113.13	0.21885	25	465	1.93
Tuzo	MPV-07-283C	1	8.03	0.00312	0	25	0.38
Tuzo	MPV-07-284C	12	96.92	0.16921	15	302	1.75
Tuzo	MPV-07-285C	13	113.07	0.17032	21	284	1.51
Tuzo	MPV-07-286C	8	61.85	0.36773	19	281	5.95
Tuzo	MPV-07-287C	2	16.13	0.28579	17	158	17.72

KIMBERLITE PIPE	DRILL HOLE	NUMBER OF SAMPLES	KIMBERLITE WEIGHT(kg)	TOTAL CARATS	DIAMOND COUNT(>500 microns)	DIAMOND COUNT (>75 microns <500 microns)	GRADE (carats per tonne)
Tuzo	MPV-07-288C	11	85.39	0.16157	17	333	1.89
Tuzo	MPV-07-290C	3	24.21	0.20846	8	138	8.61
Tuzo	MPV-07-291C	15	121.67	0.59719	38	507	4.91
Tuzo	MPV-07-292C	22	173.23	0.78993	48	725	4.56
Tuzo	MPV-07-293C	7	56.99	0.23490	15	248	4.12
Tuzo	MPV-07-295C	19	153.33	0.84881	43	653	5.54
Tuzo	MPV-07-297C	29	233.71	0.54876	57	801	2.35
Tuzo	MPV-07-299C	22	170.44	0.36047	36	456	2.11
Tuzo	MPV-07-300C	15	116.19	0.51684	28	440	4.49
Tuzo	MPV-07-301C	22	172.10	0.86286	63	1,000	5.01
Tuzo	MPV-07-302C	23	185.82	0.59459	30	517	3.20
Tuzo	MPV-07-304C	3	24.19	0.07188	12	237	2.97
Tuzo	MPV-07-306C	14	112.68	0.26088	27	418	2.32
Tuzo	MPV-07-307C	7	52.29	0.29787	23	260	5.70
Tuzo	MPV-07-308C	9	64.71	0.45329	32	631	7.00
Tuzo	MPV-07-309C	8	58.05	0.40063	30	308	6.90
•	Bottom sieve size 75 microns
•	Diamond grades are included for illustrative purposes only
•	Micro-diamond processing conducted at the Saskatchewan Research Council Geoanalytical Laboratory.

Based on the results of the 2007 core drilling program, the project operator has provided the following kimberlite volume update for the Gahcho Kué project:

Kimberlite	2005 Volume Estimate (‘000’s cubic meters)	2007 Volume Estimate (‘000’s cubic meters)	Difference
5034 Indicated	3,301	3,183	-4%
Inferred	1,934	2,192	+13%
Hearne Indicated	2,262	2,262	-
Inferred	594	594	-
Tuzo Inferred	4,337	5,080	+17%
•	Reported above 121 masl
•	Excludes 5034 kimberlite south-west corridor

The project operator is currently updating the resource models for the Tuzo, 5034 and Hearne kimberlites. The results are expected to be released in early 2008.

The Joint Venture undertook a land-based large diameter (5.75 inch) core drilling program at the 5034 North Lobe during the summer of 2007 to extract 60 tonnes required to recover a 100 carat diamond sample.  The budget of $8.2 million dollars for this 5034 North bulk sampling program was approved by the Joint Venture in May 2007.

On November 6, 2007, the Company announced that the 2007 large diameter core drilling at the 5034 North Lobe concluded at the end of October.  Five of the originally planned six large diameter core holes were completed. Despite the smaller than expected recovery of kimberlite, the project operator is confident that sufficient diamonds will be recovered to enable revenue modeling of the 5034 North Lobe to be completed to support the upgrade of the 5034 North Lobe to the “indicated mineral resource” category.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué joint venture, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB has now commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué project in June 2007, called for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipates that the EIR of the Gahcho Kué project will be completed by mid-2009, although the MVEIRB emphasizes that the dates reported are target dates only, and the schedule is subject to change.  On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed.  The impact of the EIR on the project’s development schedule is not yet known.

Retraction of Gahcho Kué Project Economics

On August 27, 2007, the Company announced that it was retracting all previous references to the economics of the Gahcho Kué diamond project derived from the 2005 Study Report, which is a preliminary economic assessment produced by AMEC Americas Ltd. and DeBeers Canada under the direction of the Gahcho Kué project operator DeBeers Canada.

This retraction was made at the request of the Ontario Securities Commission (“OSC”) which advised the Company that disclosure of the Gahcho Kué project economics requires the filing of a technical report in compliance with National Instrument 43-101 ("NI 43-101").   The 2005 Study Report provided to Mountain Province by DeBeers Canada contains AMEC/De Beers Canada’s estimates of capital and operating costs and was not prepared in the required technical report format stipulated under NI 43-101. Shareholders should not rely on the 2005 Study Report or any references thereto in materials previously disclosed by the Company.

At the same time, Mountain Province clarified the diamond valuation figures presented by the Company.  The estimated values for the Gahcho Kué diamonds as provided by DeBeers Canada for the bulk sample diamonds were US$77 per carat for the indicated resource portion of the bulk sample and US$71 per carat for the inferred portion of the diamonds based on the DeBeers June 2005 price book.

As previously reported, Mountain Province contracted WWW International Diamond Consultants to perform an independent analysis of the bulk sample diamonds.  The WWW report, which was prepared in June 2006, indicated an average price of US$83 per carat for the entire parcel. Mountain Province continues to use this WWW valuation of the diamonds as the valuation of the Gahcho Kué diamonds.

Other diamond value prices previously referred to by the Company should be disregarded unless the specific basis of the derivation of the price is appropriately indicated.  Likewise, as all diamonds are sold in US$, all price references will be indicated in US$ terms going forward.

Other Exploration

In 2005, the Joint Venture retained four leases for the development of the Gahcho Kué project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué project), were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Summary of Quarterly Results

2008 Fiscal Year
	Second Quarter September 30, 2007	First Quarter June 30, 2007
Interest Income	$25,986	$3,628
Expenses	(328,319)	(296,709)
Write-down of capital assets	-	(14,239)
Gain on sale of investment	1,075,420	-
Net income (loss)	773,087	(307,320)
Net income (loss) per share (basic and diluted)	0.01	(0.01)
Cash flow used in operations	(330,561)	(543,214)
Cash and cash equivalents, end of period	1,993,082	298,058
Assets	75,597,578	75,785,466
Long term liabilities (future income taxes)	14,523,254	14,523,254
Dividends	Nil	Nil

2007 Fiscal Year
	Fourth Quarter March 31, 2007	Third Quarter December 31, 2006	Second Quarter September 30, 2006	First Quarter June 30, 2006
Interest Income	$4,273	$6,709	$6,883	$6,075
Expenses	(377,295)	(290,857)	(489,200)	(204,585)
Write-down of long-term investments	-	(480,000)	-	-
Share of loss of Camphor Ventures	(80,884)	(62,382)	-	-
Net loss	(453,906)	(826,530)	(482,317)	(198,510)
Net loss per share (basic)	(0.01)	(0.01)	(0.01)	(0.00)
Cash flow used in operations	(169,999)	(203,977)	(247,009)	(357,541)
Cash and cash equivalents, end of period	179,970	559,589	661,459	989,161
Assets	41,615,827	41,862,959	42,536,795	35,404,815
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

2006 Fiscal Year
	Fourth Quarter March 31, 2006	Third Quarter December 31, 2005 (restated)	Second Quarter September 30, 2005	First Quarter June 30, 2005
Interest Income	$5,893	$5,614	$(361)	$1,027
Expenses	(519,483)	(242,321)	(251,420)	(118,837)
Write-down of long-term investments	-	-	(1,080,000)	-
Net loss	(513,590)	(236,707)	(1,331,781)	(117,810)
Net loss per share	(0.008)	(0.004)	(0.025)	(0.002)
Cash flow used in operations	(277,929)	(36,035)	(240,581)	(172,578)
Cash and cash equivalents, end of period	845,452	804,631	738,886	846,071
Assets	34,874,288	34,835,554	34,775,760	35,913,588
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Three Months Ended September 30, 2007
The Company’s net income during the three months ended September 30, 2007 was $773,100 or an income of $0.01 per share compared with a net loss of $482,300 or $0.01 per share for the three months ended September 30, 2006.   The net income includes a gain on sale of $1,075,400 for the Company’s sale of its investment in 4,000,000 common shares in Northern Lion Gold Corp. (“Northern Lion”).  Without the Northern Lion related gain on sale, the Company had a net loss for the three months of $302,300, or $0.005 cents per share.

Operating expenses were $328,300 for the quarter compared to $489,200 for the comparative quarter of the prior year.  Consulting charges of $113,600, up from the September 30, 2006 quarter of $79,500, related to increased consulting fees associated with the Gahcho Kué Joint Venture as well as increased consulting fees for the CFO position, year over year.

Office and administration expenses of $36,100 for the three months (September 30, 2006 - $1,600) result from increased rent for the three months ended September 30, 2007 of $8,700, and increased directors’ fees in the quarter ended September 30, 2007 as a result of an additional director as well as the September 30, 2006 quarter reversal of the March 31, 2006 yearend overaccrual of directors’ fees of $12,900.  As well, there are small administration costs in the quarter ended September 30, 2007 for the Company’s wholly owned subsidiary, Camphor.

Professional fees decreased by approximately $52,900 in the quarter ended September 30, 2007 ($47,200) compared to the quarter ended September 30, 2006 ($100,100) as a result of reduced activity with the Company’s legal advisors. The Professional fees for the quarter ended September 30, 2006 included approximately $40,000 for legal expenses incurred for various merger and acquisition activities and accounting services of approximately $7,000 for the quarter.  The savings for these non-recurring items for the three months ended September 30, 2007 are offset by higher annual audit fee accruals.

The September 30, 2007 ($74,600) and September 30, 2006 ($70,200) three-month amounts for Promotion and investor relations expense include comparable printing and mailing costs for materials for annual general meetings held in September of each year and other investor relations activities, and a reclassification of $5,000 previously reported as Salary and benefits to this expense category.  Other than this credit to Salary and benefits in the quarter, the Salary and benefits amounts for the three months ended September 30, 2007 and September 30, 2006 are comparable.

Transfer agent and regulatory fees of $22,200 for the three months ended September 30, 2007 compared to the comparative figure as at September 30, 2006 of $98,300 reflect the non-recurring listing fees in the amount of $59,000 relating to the July 2006 acquisition of Camphor shares recorded in the three months ending September 30, 2006.

During the period ended September 30, 2006, the Company recognized $125,300 of stock-based compensation expense related to options granted in November 2005 and January 2006, each vesting 50% immediately, and 50% at the one-year anniversary of their granting.  All options are exercisable and there is no stock-based compensation for the current quarter.

Travel costs of $33,000 for the three months ended September 30, 2007 are increased over the same period in 2006 (September 30, 2006 - $5,100) as a result of increased travel for marketing and corporate meetings.

 Interest income of $26,000 for the three months ending September 30, 2007 (September 30, 2006 - $6,900) has increased as a result of higher cash balances.

Six Months Ended September 30, 2007
The Company’s net income during the six months ended September 30, 2007 was $465,800             or an income per share of $0.01 compared with a net loss of $680,800 or $0.01 per share for the six months ended September 30, 2006.  The net income for the six months ended September 30, 2007 includes the Company’s gain on sale of its 4,000,000 common shares of Northern Lion of $1,075,400.  Without the gain on sale, the Company had a net loss for the six months of $609,600, or $0.01 per share.

Operating expenses were $625,000 for the six months ending September 30, 2007 compared to $693,800 for the same period of the prior year.  Consulting fees are increased to $238,300 for the six months compared to $131,900 for the six months to September 30, 2006.  The increase relates to consulting for the Gahcho Kué Joint Venture as well as increased consulting fees for the CFO position.

Office and administration expenses of $69,300 (September 30, 2006 - $39,700) result from increased rent for the six months ended September 30, 2007 of $16,500, increased director fees of approximately $15,000 (resulting from the addition of one director as well as the reversal of an overaccrual of $12,900 in the same period of the prior year), as well as some administration costs of the Company’s wholly owned subsidiary, Camphor.

Professional fees at $80,300 for the six months ended September 30, 2007, include audit and tax preparation accruals and legal expenses.  They are reduced from $118,800 in the same period of the prior year which included various merger and acquisition activities.  Legal costs necessary in support of the Camphor take-over bid amounted to approximately $28,000 and were capitalised during the six-month period ending September 30, 2007.

In the six months ended September 30, 2007, the Company incurred Promotion and investor relations expenses in the amount of $77,200 compared to $109,400 to September 30, 2006.  The September 30, 2006 amount includes approximately $21,000 as retainer for the Company’s investor relations firm in 2006 and some website development costs of approximately $12,500.  The investor relations retainer was terminated in November 2006.

During the six-month period ended September 30, 2006, the Company recognized $125,300 of stock-based compensation expense related to options granted in November 2005 and January 2006, each vesting 50% immediately, and 50% at the one-year anniversary of their granting.  All options are exercisable and there is no stock-based compensation for the current year-to-date.

Transfer agent and regulatory fees of $128,400 as at September 30, 2006 (September 30, 2007 of $66,900) reflects non-recurring listing fees in the amount of $59,000 relating to the acquisition of 33.5% of Camphor shares in July 2006.

Travel costs of $50,100 for the six months ended September 30, 2007 (September 30, 2006 - $21,100) reflected increased marketing and corporate travel for the period.

Interest income at $29,600 for the six months ended September 30, 2007 (September 30, 2006 - $13,000) has increased as a result of higher cash balances.

CAMPHOR TAKE-OVER

On April 4, 2007, Mountain Province took up all common shares of Camphor that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer, resulting in the Company owning approximately 13,884,500 common shares (approximately 93.3%) of Camphor’s shares outstanding on a non-diluted basis.

The Company elected to extend its Offer to acquire all of the outstanding Camphor Securities until April 16, 2007.   As a result of the extension of the Offer, the Company took up an additional 339,391 common shares of Camphor tendered, giving the Company ownership of approximately 14,223,900 shares of Camphor, or 95.6% on a non-diluted basis.

On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to the remaining shareholders of Camphor to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired on June 19, 2007, and the Company took up the balance of the Camphor securities, including its outstanding options.

The take-up of the Camphor shares resulted in the issuance of 3,784,778 Mountain Province common shares.  The take-up of the balance of the Camphor shares after the expiry of the Notice of Compulsory Acquisition on June 19, 2007 resulted in the issuance of 268,032 shares.  Finally, the take-up of 485,000 options of Camphor resulted in the issuance of 198,850 Mountain Province options.

In accordance with the terms of the Support Agreement with Camphor, Mr. Peeyush Varshney joined the Board of Directors of the Company in April 2007.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $1,996,434 at September 30, 2007 ($179,550 as at March 31, 2007), and cash and cash equivalents of $1,993,082 ($179,970 at March 31, 2007).  The Company had no long-term debt at either September 30, 2007 or September 30, 2006. The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

On July 10, 2007, the Company sold its 4,000,000 common shares in Northern Lion Gold Corporation for net proceeds of $1,995,420.  The Company expects that these net proceeds will allow it to finance its operations for the next two years.

During the six months ended September 30, 2007, the Company received $33,451 by issuing 55,350 shares upon the exercise of stock options.  In the six months ended September 30, 2006, the Company received $776,250 by issuing 555,000 shares upon the exercise of stock options.

Subsequent to the quarterend, the Company received $13,600 from the exercise of stock options, resulting in the issuance of 10,000 common shares.

The Company does not have any exposure to asset-backed commercial paper.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

As at September 30, 2007, $12,500 (2006 - $7,500) was owed to directors of the Company for unpaid directors' fees.  This amount is payable on demand, unsecured and non-interest bearing.

In November 2005, the Company entered into a consulting agreement with the President and CEO of the Company.  Compensation per the agreement is $12,500 per month.

Effective May 11, 2006, the Company entered into a consulting agreement with the Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expense for six months ended September 30, 2007 is $75,000 (2006 - $75,000) accrued or paid to the President and CEO of the Company for services rendered, and $71,250 (2006 - $33,700) accrued or paid to the CFO of the Company, each pursuant to consulting agreements with the President and CEO and the CFO respectively.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)         Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Cash and cash equivalents	Held-for-trading
Marketable securities	Available-for-sale
Amounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855.  The Company did not identify any such embedded derivatives.

There was no impact to the Company upon initial adoption of this section on April 1, 2007.

b)           Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.

c)           Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada which was ratified in January 2006.  As part of the plan, the accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) over the next five years.  The Company continues to monitor and assess the impact of the planned convergence of Canadian GAAP with IFRS.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;

•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM.   As at November 14, 2007, there are 59,788,881 shares issued, and 553,500 stock options outstanding expiring between October 21, 2007 and January 11, 2011.  There are an unlimited number of common shares without par value authorized to be issued by the Company.  In early October 2007, 10,000 stock options were exercised.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2007 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of September 30, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the six months ended September 30, 2007 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President and CEO
November 14, 2007